

Mail Stop 3561

March 13, 2017

Via E-mail
Christopher Kiritsis
Chief Executive Officer
Diverse Development Group, Inc.
4819 Wood Pointe Way
Sarasota, FL 34233

> **Re:** **Diverse Development Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 21, 2017**
> **File No. 333-216151**

Dear Mr. Kiritsis:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note the statement on page 6 that you intend to utilize investor funds to invest in income-yielding properties. We also note the statement on page 17 that you "identified a project that is entitled for 688 units and 85,000 square feet of retail as well as several single tenant developments." It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933. Please provide a detailed analysis addressing why you believe you are not conducting a blank check offering. Alternatively, please revise the registration statement to comply with the requirements of Rule 419 and prominently disclose that you are a blank check company.

Exhibits, page 37

2.   Please file your counsel's legal opinion as an exhibit. See Item 601(b)(5) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Jonathan Burr at (202) 551-5833 or James Lopez at (202) 551-3536 with any other questions.

                                        Sincerely,

                                        /s/ James Lopez (for)

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages, Apparel, and
                                        Mining

cc: Joshua A. Kushner
        The Kushner Offices, LLP